Safe Harbor Statement

Some of the statements contained in this presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Safe Harbor Statement - Continued

A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by the Public Utility Holding Company Act; legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

PHI Offers an Attractive Total Return

- **Predictable free cash flow[1] with secure dividend**

- **Stable, regulated and diversified delivery business**

- **Positive free cash flow results in improving credit profile**

- **Participation in projected PJM market recovery for competitive energy businesses**

- **Potential upside when rate caps roll off**

(1) Free cash flow defined as net cash from operating activities less capital expenditures and dividends net of asset disposition proceeds.

PHI Overview



PepcoHoldings, Inc.
$7.2B LTM Revenues
$13.3B Total Assets
$4.0B Market Cap
1.8 Million Electric Customers
118,000 Gas Customers

Regulated Electric & Gas Delivery Business

70% of Operating Income

Competitive Energy /Other

30% of Operating Income

Note: Financial data as of December 31, 2004. Operating Income percentages for the year ended 2004.
Customer data as of December 31, 2004.

PHI Consistent Strategy

Focus on Core Delivery Business

- Ensure high level of customer satisfaction
- Continue Power Delivery integration
- Maintain constructive regulatory relations
- Aggressively execute regulatory plan in line with removal of rate caps

Manage Complementary Unregulated Businesses

- Leverage assets and expertise in PJM market
- Maintain conservatively hedged position on generation output
- Capitalize on retail supply opportunities in PJM
- Receive stable, long-term earnings from energy leases

Strengthen Credit Profile

- Reduce debt by $1.3 billion over the 5-yr period ending 2007
- Maintain low risk business profile
- Maximize free cash flow through disciplined capex
- Achieve equity ratio in the mid-40% area by 2007

Pepco Holdings, Inc.

PHI Recent Achievements

Focus on Core Delivery Business

- Consistent, predictable core business results in 2004
- Favorable Maryland and DC regulatory settlements generating SOS margin
- O&M savings resulting from workforce reductions in 2004
- ACE base rate case in NJ pending; pursuing settlement discussions
- ACE filed appeal on 2003 NJ $45 million deferral disallowance

Manage Complementary Unregulated Businesses

- Significantly improved performance in 2004
- Maximizing profits of unhedged capacity through proven operating strategy
- Asset values and cash flow improving due to hedging and asset flexibility
- Steps taken to significantly lower risk – successful hedging strategy
- Sold non-core assets – Starpower and aircraft

Strengthen Credit Profile

- Issued approximately $350 million of equity in 2003-2004
- Paid down approximately $730 million of debt in 2003-2004
- On track to reduce debt by $1.3 billion over the 5-year period ending 2007
- Refinanced approximately $945 million of higher cost securities in 2003-2004
- Replaced 364-day $550 million credit facility with 5-year $650 million facility

Pepco Holdings, Inc.

PHI Power Delivery - Business Overview



Combined Service Territory

Legend
- Atlantic City Electric Co.
- Delmarva Power & Light Co.
- Potomac Electric Power Company

- Robust Service Territory Economy
    - Sales growth of approximately 2%
    - Employment growth exceeds national average
    - Diverse government and private sectors
    - Per capita income above national average
- Capital Expenditures of $400 million to $450 million per year

Diversified Customer Mix [1]



Residential 35%

Commercial 46%

Government 10%

Industrial 9%

(1)   2004 MWh Sales.

PepcoHoldings, Inc.

PHI Regulatory Highlights

- Power Delivery will receive a margin as SOS provider in D.C. and Maryland of approximately 0.2 cents per kilowatt hour, on average

- Rate case outcomes in Delaware (ancillary service rate increase of $12.4 million annually and gas base rate increase of $7.75 million annually)

- New Jersey rate case pending; pursuing settlement discussions

- Filed appeal on 2003 New Jersey deferral disallowance decision

- DC rate review pending; procedural schedule suspended, pursuing settlement discussions.

- FERC formula rate application filed for annual transmission rate update

- Gearing up for post rate cap filings in other jurisdictions

PHI Regulatory Summary

	Maryland	District of Columbia	Delaware	New Jersey	Virginia
2004 MWh Sales[1]	39%	23%	18%	19%	1%
Retail Delivery Rate Cap	Through December 2006 (Unless FERC Transmission rates increase more than 10%)	Through August 2007 (Unless FERC Transmission rates increase more than 10%)	Through April 2006 (with a one-time exception for FERC transmission rate changes)	No caps; rate case pending	Through December 2010 (with exceptions)
Default Service	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco / DPL	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco	Third party supplier through April 2006 (provided by Conectiv Energy); thereafter TBD	Provided through a BPU approved wholesale bidding process	Effective 1/1/05, provided through DPL managed competitive bidding process
Recent Rate Case Outcomes	DPL – increased delivery rates by $1.1MM Pepco – current rates unchanged	Filing in July 2004 – expect no change in delivery rates	Distribution rates unchanged: ancillary service rate increase of $12.4MM effective 7/04; gas base rate increase of $7.75MM effective 12/03	Rate case pending	None

(1)   As a percentage of total Power Delivery.

Conectiv Energy - Business Overview

- Property, Plant & Equipment @ 12/31/04 $ 1,337 million
- Average Net Cost of Installed Capacity $362/kW
- Number of Generating Units   52
- Number of Plant Sites   18
- YTD Earnings @ 12/31/04 $ 55 million
- Debt @ 12/31/04 $ 676 million
- Equity @ 12/31/04 $ 647 million



Hay Road – 1,066 MW's



Bethlehem – 1,092 MW's

Conectiv Energy - Business Overview

Geographic Location



Population > 20 mm

Population < 10 mm

3,698 MWs (reflects completion of Bethlehem)

★ Conectiv Energy Power Plants

- Conectiv Energy Plants are located near large Northeast load pockets.

Positioning in PJM Supply Stack



- Fleet is focused on the mid-merit portion of the supply stack.

Potential for Market Recovery is Evident

- **The 2004 12 GW capacity glut is being absorbed**
- **2004 saw a 44% drop in new additions, the largest since 1996**
- **Certain regions, such as PJM, will require new generation before 2008**
- **PJM is considering a new capacity pricing model.**

The U.S. Is Working Through the Oversupply Bubble


GW
60
50
40
30
20
10
0
U.S. Power Generation Additions
2003
2004
2005
2006
2007
Complete
Under Construction
Under Development
Overall US Equilibrium Requirement
PJM
68,419 MW (1)
17.8%
15.1%
16.0%
2004
2006
2004E Capacity Margin
Capacity Margin within Equilibrium
Capacity Margin Requirement

Source: Cambridge Energy Research Associates and Platts NEWGen® copyrighted database.

(1) 2004 Estimated Planned Capacity Resources.

Pepco Energy Services - Business Overview

- **A profitable C&I energy services business in the mid-Atlantic region.**

- **One of the largest retail energy providers in PJM.**
  - **Over 11.7 million MWH of electricity delivered in 2004.**
  - **Over 68 million dekatherms of delivered natural gas in 2004.**
  - **Eighty-eight percent of retail electricity load is large C&I.**

- **A full requirements energy service business for customers who wish to outsource their energy needs.**



Asset Management Group
- Commercial and Industrial Commodity Sales
- Mass Market Commodity Sales
- 800 MW Generation – PPR

Energy Services

Performance Management Group
- Energy Savings Performance Contracting
- Central Plants

Pepco Building Services
- High Voltage Testing and Maintenance
- Building Controls and HVAC

Pepco Energy Services - Gross Margins by Business Segment

YTD - 2004

($ in millions)

	Gross Margin	Percentage	Contribution to Total
Natural Gas	$10.8	3%	10%
Electric	$44.8	8%	43%
Energy Services	$48.6	35%	47%
Pepco Energy Services, Inc.	$104.2	9%	100%

- Natural Gas Gross Margin equals Natural Gas Operating Revenue of $440.5 million less Natural Gas Cost of Sales of $429.7 million.

- Electric Gross Margin equals Electric Operating Revenue of $589.0 million less Electric Cost of Sales of $544.2 million.

- Energy Services Gross Margin equals Energy Services Operating Revenue of $139.1 million less Energy Services Cost of Sales of $90.5 million.

- Percentage = (Revenues - Cost of Sales)/Revenues

Mirant Status

- **Transition Power Agreements (TPAs)**

  * **Amended in 2003 (no longer in dispute)**
    - **$105 million claim against Mirant bankruptcy estate**

- **Power Purchase Agreements (PPAs)**

  * **Mirant seeking to reject two power purchase agreements**
    - **450 MW FirstEnergy contract through 2005**
    - **230 MW Panda contract through 2021**

  * **U.S. District Court denied Mirant's motion to reject the PPAs – December 2004**

  * **Considerable legal action has ensued and is continuing**
    - **Mirant filed to reject parts of the Asset Purchase and Sale Agreements (APSA) - January 2005**
    - **District Court agreed to have the matter removed from the Bankruptcy Court to the District Court for hearing – March 2005**
    - **District Court ordered Mirant to perform under the PPA's and to pay Pepco all past due obligations – March 2005**
    - **Fifth Circuit Court of Appeals enters stay of District Court order and sets briefing schedule – March 2005**

- **Mitigating factors in the event of an adverse outcome include:**
  * **Claim against Mirant bankruptcy estates**
  * **Regulatory recovery**

2004 Financial Highlights

- **Execution of our stated strategy generated favorable financial results**

- **Power Delivery financial performance driven by: growth in customer base, strengthening regional economy and positive weather impact**

- **Conectiv Energy posted significant improvement with earnings growth resulting from: increased wholesale margins, an effective hedging strategy and increased opportunities to take advantage of unit operating flexibility and fuel switching**

- **Pepco Energy Services improved performance driven by improved margins**

- **Non-core asset sales completed: Starpower and aircraft**

- **Common equity ratio improved from 34.6% in 2003 to 39.2% in 2004 [1]**

[1] Exclusive of transition bonds issued by ACE Funding, Pepco Energy Services' project debt and capital leases.

PHI 2004 Financial Performance

Actual EPS 2004	Actual EPS 2003		EPS excluding Special Items * 2004	EPS excluding Special Items * 2003
$1.32	$1.22	Power Delivery	$1.28	$1.33
$0.31	($0.49)	Conectiv Energy	$0.31	$0.16
$0.07	$0.01	Pepco Energy Services	$0.06	$0.01
$0.15	$0.05	Other Non-Regulated	$0.25	$0.18
($0.38)	($0.13)	Corporate & Other	($0.36)	($0.44)
$1.47	$0.66	Total PHI	$1.54	$1.24

** Management believes the special items are not representative of the Company's core business operations. See Appendix for details.*

Pepco Holdings, Inc.

2005 Earnings Drivers

Power Delivery

- ⬆ **Sales Growth 2%**
- ⬇ **Normal weather vs. 2004**
- ⬆ **Operation & Maintenance**
  - ☐ **Lower Sarbanes – Oxley costs**
  - ☐ **Lower labor costs through employee reductions**
- ⬆ **SOS margins – full year Maryland & District of Columbia**

Conectiv Energy

- ⬇ **Lower output & margins due to higher fuel prices**
- ⬇ **2004 gain on coal contract**

Pepco Energy Services

- ⬆ **Expansion of C&I Commodity business**

Corporate & Other

- ⬆ **Lower interest costs**

PHI

- ⬇ **Full year common shares outstanding**

Pepco Holdings, Inc.

PHI - Strengthening the Balance Sheet

Total Debt and Preferred Stock
($ in millions)



Debt/Cap [4] 66.7% 65.2% 60.7%

Notes:

[1] Other debt includes capital lease obligations ($135.4MM), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds Parent Junior Subordinated Debentures ($290.0MM), Mandatorily Redeemable Serial Preferred Stock ($47.5MM), Serial Preferred Stock ($63.2MM), Short-term debt ($1,362.4MM) and Long-term debt ($4,287.5MM).

[2] Other debt includes capital lease obligations ($131.2MM), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds solely Parent Junior Subordinated Debentures ($98.0MM), Mandatorily Redeemable Serial Preferred Stock ($45.0MM), Serial Preferred Stock ($63.2MM), Short-term debt ($872.4MM) and Long-term debt ($4,588.9MM).

[3] Other debt includes capital lease obligations ($127.0MM), Serial Preferred Stock ($54.9MM), Short-term debt ($802.5MM) and Long-term debt ($4,362.1MM).

[4] Excluding Transition Bond Debt, Pepco Energy Services' project debt, Serial Preferred Stock and Redeemable Serial Preferred Stock.

PepcoHoldings, Inc.

Stable, Secure Dividend

- Indicated annual dividend of $1 per share

- Current dividend yield is 21% higher than the average dividend yield for companies in the S&P Electric Utilities

- Utility cash flows completely cover dividend



Attractive Dividend Yield

Note: Dividend yield = Annual dividend per share / common stock price per share
Pricing data as of March 15, 2005
Source for S&P Electric Utilities information is Factset

Investment Highlights

- **Stable, regulated and diversified delivery business**

- **Conservatively managed competitive energy businesses profitably situated in mid-Atlantic region**

- **Favorable financial results in 2004 reflect execution of the business plan**

- **Predictable free cash flow**

- **Improving credit profile**

- **Attractive total return potential with a stable, secure dividend**

APPENDIX

Pepco Holdings, Inc.

Earnings Per Share Variance
2004 / 2003

		Year to Date December				
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2004 Net Income/(Loss)	$ 1.32	$ 0.31	$ 0.07	$ 0.15	$ (0.38)	$ 1.47
2004 Special Items 1/						
● Local tax benefit	-	-	(0.01)	(0.05)	(0.01)	(0.07)
● Gain on Vineland distribution assets condemnation settlement	(0.05)	-	-	-	-	(0.05)
● Gain on disposition associated with Vineland co-generation facility	-	(0.04)	-	-	-	(0.04)
● Non-lease financial asset IRS settlement	-	-	-	0.11	-	0.11
● CBI term loan buydown	-	0.04	-	-	-	0.04
● Severance	0.01	-	-	-	0.03	0.04
● Starpower impairment	-	-	-	0.04	-	0.04
2004 Net Income/(Loss) excluding Special Items	1.28	0.31	0.06	0.25	(0.36)	1.54
Change from 2004 Net Income/(Loss) excluding Special Items						
Regulated Operations						
● Revenue - Sales Growth/Customer Mix (kwh sales 2.0% increase and mcf sales 5.5% decrease from 2003	(0.08)	-	-	-	-	(0.08)
Weather (estimate)	(0.02)	-	-	-	-	(0.02)
Standard Offer Service Margin - Primarily TPA settlement	0.16	-	-	-	-	0.16
● Operation & Maintenance	0.01	-	-	-	-	0.01
● Depreciation and Other Taxes	(0.03)	-	-	-	-	(0.03)
● Other, net	0.01					0.01
Conectiv Energy						
● Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	(0.20)	-	-	-	(0.20)
- Load Following (POLR)	-	(0.06)	-	-	-	(0.06)
● Operating and Capital Costs, net	-	0.11	-	-	-	0.11
Pepco Energy Services						
● Margins (operating revenue less cost of goods sold)	-	-	(0.05)	-	-	(0.05)
Other Non-Regulated						
● Aircraft sales	-	-	-	(0.03)	-	(0.03)
● Primarily capital costs	-	-	-	(0.04)	-	(0.04)
Corporate & Other						
● Primarily amortizations, gain on sale of note receivable from asset disposition and taxes	-	-	-	-	(0.08)	(0.08)
2003 Net Income/(Loss) excluding Special Items	1.33	0.16	0.01	0.18	(0.44)	1.24
2003 Special Items 1/						
● Gain on sale of Edison Place	-	-	-	0.26	-	0.26
● ACE (BL England) accrual reversal	0.04	-	-	-	-	0.04
● Starpower impairment	-	-	-	(0.39)	-	(0.39)
● CT cancellation	-	(0.38)	-	-	0.21	(0.17)
● Trading losses (Proprietary trading)	-	(0.16)	-	-	-	(0.16)
● ACE NJ deferral disallowance	(0.10)	-	-	-	-	(0.10)
● Mirant reserve adjustment	(0.05)	-	-	-	-	(0.05)
● CT cancellation	-	(0.11)	-	-	0.10	(0.01)
2003 Net Income/(Loss)	$ 1.22	$ (0.49)	$ 0.01	$ 0.05	$ (0.13)	$ 0.66

1/ Management believes the special items are not representative of the Company's core business operations.